Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

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Thomson StreetEventsSM

SBC - Analyst Conference Call to Discuss SBC’s Planned Acquisition of AT&T

Event Date/Time: Jan. 31. 2005 / 9:00AM ET

Event Duration: 1 hr

OVERVIEW

Expects the transaction will be cash flow positive starting in 2007, and EPS positive, on a reported basis, starting in 2008. Has agreed to exchange each share of AT&T’s stock for 0.77942 shares of SBC. AT&T will pay its shareholders a one-time cash dividend of $1.30 per share immediately prior to closing. Q&A Focus: Synergy outlook, pricing stability, and headcount reductions.

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SBC - Analyst Conference Call to Discuss SBC’s Planned Acquisition of AT&T

CORPORATE PARTICIPANTS

Rich Dietz

SBC Communications - VP - IR

Ed Whitacre

SBC Communications - Chairman, CEO

Dave Dorman

AT&T - Chairman, CEO

Randall Stephenson

SBC Communications - COO

Rick Lindner

SBC Communications - CFO

Jim Kahan

SBC Communications - SEVP - Corporate Development

Bill Hannigan

AT&T - President, COO

CONFERENCE CALL PARTICIPANTS

David Barden

Banc of America Securities - Analyst

Simon Flannery

Morgan Stanley - Analyst

Jason Armstrong

Goldman Sachs - Analyst

Michael McCormack

Bear Stearns - Analyst

Timothy Horan

CIBC World Markets - Analyst

Jason Bazinet

JPMorgan - Analyst

Frank Walton

- Analyst

Kirk Larson

- Analyst

Michael Rollins

Smith Barney Citigroup - Analyst

Victor Strutz

- Analyst

Jeffrey Halpern

Sanford Bernstein - Analyst

Michael Bowen

Friedman Billings Ramsey - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the SBC acquisition of AT&T conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded. I would like now to turn the call over to Mr. Rich Dietz, Vice President, Investor Relations. Mr. Dietz, you may begin.

Rich Dietz - SBC Communications - VP - IR

Thank you, Teresa, and good morning, everyone. Thank you very much for joining us, particularly on such short notice.

As you know, this morning, we issued a news release outlining our agreement to acquire AT&T. The purpose of this call is to give you a deeper perspective on the agreement. We’re obviously excited about the combined company, and we want to share with you as much of the background as possible this morning.

We will outline the new opportunities made available by the transaction. We will cover our strategy. We will talk in depth about our operational plans. We will give you a detailed look at our financial expectations. And we will leave time to take your questions.

Our agenda is as follows. Ed Whitacre, SBC’s Chairman and CEO, will provide a strategic overview. Dave Dorman, Chairman and CEO of AT&T will add comments from his perspective. Then you will hear from Randall Stephenson, SBC’s Chief Operating Officer, and Randall will cover our plans for combining the companies, our expectations for operating synergies, and how the transaction will accelerate our expansion into key markets for the future. After that, Rick Lindner, SBC’s CFO, will provide a financial summary. And we will conclude with questions and answers. So also available for the question-and-answer period will be Bill Hannigan, AT&T’s President and Chief Operating Officer, along with Tom Horton, AT&T’s Vice Chairman and Chief Financial Officer, and from SBC, Jim Kahan, Senior Executive Vice President of Corporate Development.

Before we get started, I have 3 reminders. First, our release and investor briefing are available on the Investor Relations page of the SBC website, SBC.com. The presentation slides for this call are also have on that same site.

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SBC - Analyst Conference Call to Discuss SBC’s Planned Acquisition of AT&T

Second, I want to remind you that we will follow this call with an in-person analyst event tomorrow in New York City to provide additional details. That’s tomorrow, Tuesday, February 1st, starting at 1 PM at the Plaza Hotel. The meeting will include executives from both companies, with presentations and questions-and-answer period.

Third, I need to cover our Safe Harbor statement. Information set forth in this presentation contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially. Information about the factors that may affect future results are contained in the slides accompanying this speech which have been posted to SBC’s website and are contained in SBC’s filings with the Securities and Exchange Commission which are available at the SEC’s website, www.SEC.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise. This presentation may contain certain non-GAAP financial measures, reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s website, SBC.com, Investor Relations. I also want call your attention to additional information regarding SEC filings that I will not discuss, but show on slide 4 of the presentation.

With that, it is my honor to present Ed Whitacre, SBC’s Chairman and CEO.

Ed Whitacre - SBC Communications - Chairman, CEO

Good morning, everyone. I would prefer to be in New York this morning and have a chance to meet with many of you in person. But given the other requirements, that wasn’t possible. As Rich mentioned, we’re going to be in New York for a meeting tomorrow. In the meantime, though, we wanted to use this call to give you a detailed look at our strategy and our plans. We have a lot to cover, so let me get right to the point.

The agreement we announced this morning is a tremendous positive step forward for SBC and its stockholders. It creates a communications company that has great assets, terrific opportunities, and a great future. It accelerates our expansion in the enterprise space, and that’s an important growth area for the industry over the next several years. This is going to be a company that can deliver the advanced data and IP-based services that are the future of communications — and can do it much faster and more efficiently than either of our companies could have done it alone.

This combination is going to be great for customers, who will have a strong partner as they transition to new IP-based solutions. It’s going to be great for the stockholders of both companies. They’re going to own an enterprise that has a terrific set of local and global network assets. They’re going to benefit from substantial, achievable synergies, almost all from the cost side. In fact, the net present value of the synergies exceed the stock part of this transaction.

We expect the transaction will be cash flow positive starting in 2007 and EPS positive on a reported basis starting in 2008. I’m very confident in our ability to deliver the synergies we’ve identified. And I’m very confident this transaction will generate substantial value for our owners.

The point I want to emphasize is simply this. The combined companies will have significantly greater resources and broader capabilities than either company has today, or could develop on their own.

I can sum up what we achieved with this transaction in a few simple words. We have seized a great opportunity and asset in AT&T — a great asset because of its networks, its customer base, its technological capabilities, one of the world’s strongest brands, and a talented employee team.

It’s also a great opportunity because we obtained these assets for a fair price that will pay for itself in a very short period of time. The synergies are substantial, and relatively speaking, easily obtainable. We know how to obtain them. We’ve done it before. We will obtain them. And as we do, we will position SBC to be the prototype 21st-century communications company in America today.

I know that Dave Dorman feels the same as I do with respect to the future that our combined companies can create. He will say a few words about the significance of this transaction and his commitment to making that a reality. And then we’re going to hear from the people who will make it happen.

I’m looking forward to the future, and I’m looking forward to meeting with many of you in person tomorrow. Until then, it’s my pleasure to introduce Dave Dorman.

Dave Dorman - AT&T - Chairman, CEO

Thank you, Ed. Good morning, everyone. I will keep my comments brief, but there are a few important points I’d like to make.

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SBC - Analyst Conference Call to Discuss SBC’s Planned Acquisition of AT&T

First, speaking personally, and on behalf of our company, AT&T is very excited about this opportunity to combine forces with the best run, most respected company in its industry. This transaction obviously marks a historic milestone for both of our companies, and certainly for the telecom industry as a whole.

Most important, we have an opportunity here to create a great company for the future. Together, SBC and AT&T will become the industry’s premier provider, a company capable of delivering advanced technologies and a full suite of integrated solutions throughout America and around the globe.

Second, I want to address the question of why AT&T has chosen this course, and why now. There are a number of reasons. Clearly, we’ve moved through a prolonged period of instability in recent years — changes in technology, regulatory shifts, increased competition, and fraud by several of our closest competitors.

But at a more fundamental level, the communications industry is also moving through a significant transformation. On slide 11 in the package, you get a bit of an overview of that. The industry has already moved from stand-alone products like long distance and local service to bundled services. The next step in this transformation is to move from bundling to true integration of services with unified communication. All this is giving customers more ease of use and more value every step of the way.

At the same time, there’s an even more fundamental transition underway in network technologies, which are moving from circuit switch and private line to packet data and, of course, IP networks — not just for data, but also for voice. The transport networks of the past decades are giving way to unified platforms and networks with IP in the core. Our support systems are embarking on a similar transformation, from multiple labor-intensive systems to unified automated systems, which are much simpler to use and more efficient to run.

On slide 12, we remind you of the transformation that AT&T has been going through as we’ve redefined our business model. We’ve focused ourselves on the high-end business market. AT&T serves millions of businesses and, at some level, virtually all of the Fortune 1000. Nearly 75 percent of total AT&T revenues now originate from the business market. And we have an unmatched portfolio of global products and services with end-to-end solution sets.

We’ve also built one of the largest IT backbones, and we’ve put ourselves in a position to help customers migrate from the legacy networks of yesterday to the new frontier of IP-based solutions and integrated services. At the same time, we’ve worked hard and smart to reduce cost while enhancing service reliability and functionality. As we’ve done these things, SBC has redefined itself as well, expanding into wireless services — with (ph) expanding wireless services and bundled services, and also into video.

So why move forward with this merger now? Simply put, it’s the right time in the development of both companies to speed expansion in key areas for the future and to maximize synergies as we move forward. This deal is a logical next step in the evolution of both companies.

On slide 13, we talk about the fact that the transaction will combine network resources and service platforms that are very complementary. It provides AT&T with superior financial strength and stability to accelerate our innovation and transformation. And going forward, it will allow us to continue to provide high-quality services that our customers rely on and expect while assuring that a U.S.-based firm will serve as a global leader in networking and telecommunications.

Let me emphasize one additional point. AT&T brings to this new company more than its networks and customer relationships. It also brings the people of AT&T — their unique skills and experience in competing and serving customers on a national and global level.

The people of AT&T are a huge asset. And I know that Ed has enormous respect for AT&T and all that it has accomplished. And he values the expertise, knowledge and the excellence that we bring to the table.

So the coverage I’ve seen over the last few days suggests that this merger is the end of AT&T. We don’t view it that way, and nothing could be further from the truth. From my point of view, this is the beginning of a new era and a very promising era for everyone involved. This combination is good for our stockholders. It’s good for customers. And it’s good for AT&T employees, who will have the opportunity to play a central role in building the defining entity in the telecom industry for the 21st century. In short, I couldn’t be prouder.

With that, let me turn things over to Randall Stephenson, SBC’s Chief Operating Officer.

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SBC - Analyst Conference Call to Discuss SBC’s Planned Acquisition of AT&T

Randall Stephenson - SBC Communications - COO

Good morning, everyone. I want to reiterate Ed and Dave’s comments. And this really is a big step forward for our business. It gives us a very large opportunity, both in terms of new capability and in terms of our cost structure. And it comes at the right time to seed our expansion in key areas while allowing us to avoid expensive development costs in a wide range of areas.

So I want to focus my comments on two areas. First, I want to talk about the critical assets that we’ll obtain. And then second, I want to talk in some detail about the synergies we expect, where they will come from, and the kinds of execution steps we will take to deliver them.

I’d like to start by taking an operational look at what (ph) we’re acquiring. And if you go to slide 15, it lays out some of the critical operational assets that will be coming from AT&T. Obviously, AT&T has one of the world’s largest IP backbones. It’s a very high-quality network with a meshed architecture. It provides high levels of resiliency and availability in the event of network outages. The backbone carries massive volumes of traffic today, and it has capacity to support our growth, particularly as we advance the Project Lightspeed, which will deliver an integrated IP voice, video, and super-high-speed data.

Their national network is state-of-the-art — MPLS on the edge and in the core, which provides low latency and the delivery of high levels of service quality. In addition, AT&T brings network density outside our traditional service regions. In-region, we have outstanding density, obviously. However, outside our regions, their network penetration of local markets is a big plus.

Beyond networks and access, AT&T has developed advanced ordering systems for complex services. It’s state-of-the-art and very impressive, with a single platform for all products. They have a very good billing system aggregator to produce consolidated bills for business customers. And AT&T has a robust Web portal for customer self-service on all IP products.

All of these advances have come from the renowned AT&T Labs. And this organization is clearly a powerful resource. And I would even say that it’s a crown jewel in this industry.

And finally, in addition to network and support systems, AT&T has well-developed product sets in areas such as unified communications, VoIP, and IP VPN. And all these are further along than where we are today.

So slide 16 takes the more granular look at our two companies’ network assets, and they are best in class and very complementary. We can start with AT&T’s nationwide network. They have more than 77,000 route miles, 750 points of presence, local network facilities, and 91 cities with 6,700 buildings on net. Globally, AT&T’s network reaches 50 countries, 850 cities, with 26 advanced data centers. And half of those are in the United States and half in other countries.

Add to these assets SBC’s dense local-access network, with 52 million local lines, with an industry-leading 5.1 million DSL lines — plus, we are a 60-percent owner of Cingular wireless, which has broad, nationwide network coverage today. And in parallel with what’s happening in wireline networks, over the next 2 years, Cingular is moving to an IP-based UMTS/HSDPA network. These assets are great on a stand-alone basis, and there are significant opportunities for service integration and new services as the network capabilities advance.

Equally important, we have significant opportunities for cost synergies if you rationalize all of these network assets. So let me turn now and talk about the synergies — and these are on slide 17. And I want to say this as clearly as possible. And that is, of all the transactions that I’ve been associated with, this deal has the greatest opportunities for synergies that I have seen. The synergies are straightforward. They’re clear. We’re not identifying a bunch of best practices. We’re identifying duplication and redundancy and eliminating it.

In total, we expect the net present value of the synergies from this transaction will exceed $15 billion. That’s synergies net of the integration costs. The synergies begin immediately upon close, and reach a run rate of approximately $2 billion in 2008, growing from there to exceed 3 billion in 2011.

The synergies come from several areas. We’re combining headquarters staff functions, as you’d expect. That’s 10 to 15 percent of the total. Nearly half of the total net synergies are expected to come from network operations and IT. About 25 percent are expected to come from the combined business services organizations as sales and support functions are combined. There are also opportunities in procurement and other areas.

So let me emphasize a couple of important points. These synergies are over and above ongoing cost reduction

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SBC - Analyst Conference Call to Discuss SBC’s Planned Acquisition of AT&T

initiatives that both companies have underway. So this is on top of our separate base cases. And more than 85 percent of the synergies we have identified are on the cost side of the business. They’re clearly identified, and they are straightforward in terms of execution. And I’ll give you a quick example. If you look at the enterprise space alone and what we spend today, cost of redundant sales, network, and customer care total $1.6 billion annually.

So let me quickly walk you through some of our synergy execution areas. And I’m going to start the organization integration piece on slide 18. Headquarters will obviously be combined. Network operations are central to our success, and so AT&T’s network operations organization will become the backbone for all of SBC’s IP-related long-distance services. AT&T’s enterprise, government, large commercial, and multinational accounts organizations and SBC’s enterprise organization will all be combined. And also, we plan to combine IT and the procurement organizations.

Slide 19 shows some of the synergy steps we plan to take in the business markets area. We will consolidate both companies’ business, marketing, and operations groups. We will consolidate enterprise sales and support. We will consolidate government sales units. And we will consolidate wholesale operations into a single organization, where it might surprise you to learn there are significant opportunities.

Network synergy opportunities are highlighted on the next 2 slides — that would be 20 and 21. We expect to realize savings in long distance through (ph) moving traffic onto AT&T’s networks and by merging SBC and AT&T’s long-distance operations. We plan to optimize all transport facilities, both in and out of region, eliminating duplication.

We will shift internet traffic onto AT&T. We will consolidate SBC’s IP networks into AT&T’s backbone network. We plan to combine and optimize network centers. We’re going to be able to optimize all our local switches within SBC’s regions as we eliminate and make more efficient use of assets. We plan to combine all field forces with the goal of improving productivity through use of centralized dispatch centers and other efficiency tools. And we will consolidate the two companies’ network planning and engineering functions.

A number of opportunities are also available in IT. You can see these on slide 22. We will consolidate data centers and desktop support. We will migrate to a single set of business support systems — and that includes rationalizing initiatives that SBC has underway to build our own unique systems for the enterprise support. We’ll rationalize billing platforms and moved to more automated, adaptable systems. And across the board in the IT area, we expect to leverage purchasing volumes.

So as I said, the majority of those synergies we have identified with this analysis are on the cost side. We also believe there are some significant revenue opportunities here. This was particularly as we expand into IP products, and as we move those product sets from the enterprise space down to our broad base of medium to small-business accounts.

Given the different growth trajectories for the individual companies, we expect the combined company will grow revenues in ’08 assuming a 2006 close. And 2008 is the first year of a clean, full-year comparison.

It’s true that landline voice revenue segments are declining. This reflects the fundamental shifts taking place across the industry. But many other segments are projected to grow over the next several years. A number of those are listed on slide 24. And this combination puts us in a much stronger position to participate and lead in these growth segments going forward.

We have what I think is a balanced, realistic view of the revenue trends. Revenues are shifting across platforms and across product categories. And with this transaction, we’ve added critical assets that are going to improve our position in more of the growth categories.

So let me summarize. As Ed said, this transaction represents a great opportunity for us. On slide 24, I’ve summarized the major categories of opportunity that I see.

First, there are large synergies available from combining the companies. And they are clear. They’re almost all on the cost side. They are straightforward to execute. And they are achievable. We will deliver on these synergies. The transaction also brings critical assets that will improve operations and accelerate progress in key areas and that allow us to avoid duplication and development work and cost (ph).

This transaction also brings together outstanding networks that are very complementary. AT&T’s nationwide and global networks, it’s IP backbone, our dense local access network, our broadband access, and, through our ownership of Cingular, a nationwide, IP-based 3G wireless network.

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SBC - Analyst Conference Call to Discuss SBC’s Planned Acquisition of AT&T

So before I hand this call to Rick, I think it’s worthwhile to just stop for a second and add up these components and consider what this combined company is going to look like in 3 years. This is an industry where the advantage is gained by having the lowest cost and transport with value created by applications and functionality at the edge. The company we’re creating here will be built to succeed in that kind of environment.

So when our integration process is complete, this company is going to have unmatched network scope, network density, with the result being the lowest cost structure and then a rich set of services on the edge. That’s the future we’re creating here.

So with that, I will turn things over to Rick Lindner, SBC’s Chief Financial Officer.

Rick Lindner - SBC Communications - CFO

Good morning, everybody. I’d like to cover with you 3 areas — first, the transaction structure; second, the financial profile of the new combined company. And third, I want to provide a more detailed walk-through of synergies which drive our earnings and cash flow expectations.

Slide 26 gives you a quick summary of the transaction. We’ve agreed to exchange each share of AT&T stock for 0.77942 shares of SBC. In addition to the exchange of stock, AT&T will pay their shareowners a onetime cash dividend of $1.30 per share immediately prior to closing. The total of the share exchange and the onetime cash dividend equals AT&T’s closing stock price from last Friday. Finally, AT&T has $6 billion of net debt, resulting in a total value of the transaction of about $22 billion.

The transaction will be subject to AT&T shareholder approval as well as approval by the Department of Justice, the FCC, various state PUCs, and several foreign and local authorities. We expect it may take 12 months or more to complete the approval process.

Now let me walk you through a summary of the financial impacts, which I think are quite compelling. With regard to 2006, the transaction will be slightly negative in terms of cash flow impact. But for the year, SBC will still generate positive free cash flow. The transaction turns free cash flow positive in 2007, and the combined company will continue to generate a substantial amount of free cash flow after dividends and CapEx. Credit metrics for the combined company are generally consistent with SBC standalone.

This transaction will be accounted for as a purchase, and purchase accounting will have an impact on reported EPS. But we expect the transaction to be EPS-positive on a reported basis in 2008.

Now as Randall mentioned a moment ago, the big story here is the amount of synergies this deal creates — net present value of synergies net of integration cost of more than $15 billion, exceeding the value of the stock to be issued in the transaction. And to put the synergies in perspective, we expect there will be more than 2 billion pretax in 2008, growing thereafter, topping 3 billion by 2011.

On slide 28, you see a recap of the major drivers for the synergies Randall highlighted. First, the network and IT synergies will be driven by the consolidation of operations and the optimization of the network facilities. Secondly, synergies will be realized in the business segment, as we combine sales, marketing, and support operations. And finally, corporate overhead will be reduced as we consolidate headquarters organizations.

Let me emphasize this. It’s important to note the synergies we’ve identified are in addition to already expected cost reductions both companies had planned on.

Now let’s turn to slide 29, and I will give you some more detail on the network and IT opportunities. Network and IT synergies grow to over $1 billion by 2009. As Randall outlined, there’s tremendous opportunity to rationalize investment in transport, network facilities, and operations. We will be able to move a substantial amount of traffic on net.

Additionally, we will be able to consolidate our long-distance network and long-distance operations. And going forward, as the IP traffic grows, we will be able to combine traffic patterns and make the best use of a single network as opposed to building and maintaining multiple networks. In addition, we’ll realize economies from consolidation of data centers and migration to common IT systems, as well as leverage some of the fine operating support systems developed by AT&T.

The next big opportunity is in the business segment, and the details are on slide 30. We have been building our capabilities in the enterprise space for the last year or so. However, by completing this transaction, we will leapfrog from where we

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SBC - Analyst Conference Call to Discuss SBC’s Planned Acquisition of AT&T

are today not only from a customer perspective, but also from a network and product perspective. We’ll have the power of the AT&T brand and the combined power of a national and in-region network. We can consolidate our sales, marketing and sales support teams into a single powerful tool. The synergies we see in this area build quickly and exceed $600 million annually by 2009.

The next big opportunity is in corporate overhead, nearly $0.5 billion of achievable savings. And the details of that are on slide 31. We can save a substantial amount of cost by combining corporate staffs of both organizations.

Now on this slide, you’ll note that there’s also a high level of integration cost in 2006. This includes incremental advertising costs to launch the new company, severance and retention costs, transaction-related fees, and amounts to cover any unforeseen contractual expenses.

Finally, on slide 32, I’ve highlighted the capital synergies. In 2004, as you know, SBC had CapEx of $5.1 billion and AT&T’s CapEx was just under 2 billion. By adopting the best from each other’s procurement contracts and supporting and developing single facilities, single data centers and systems, we can reduce capital spending conservatively by 3 to 4 percent. And again, we’re going to be investing in and maintaining a single, interconnected network, primarily driven by IP technology.

Slide 33 shows our expected revenue synergies. Now, to provide a complete view here, what I’m showing is the impact to EBITDA from any of these incremental revenues. As we’ve said before, from a pure financial point of view, this merger is modeled on cost savings from combining the two companies. We’re not banking on significant revenue lift to earn a return on this investment. And as you see on this slide, contributions from added revenues that we’ve built into our expectations are fairly small. But that being said, we do believe there are revenue opportunities that are a natural for us, particularly in the midmarket segment of business.

Before we look at an earnings per share summary, I need to layer in impacts from purchase accounting, which I’ve shown on slide 34. The largest component is the impact of intangibles. The value of the identified intangibles will be recorded as an asset and amortized using a straight-line method over 3 years. That’s the assumptions we’ve used in these numbers. The final amounts and the amortization method and life will be determined as we go through an independent appraisal process.

Slide 35 is a one-page summary of the previous slide. And I think the highlight here is that we’re going to achieve a synergy run rate of more than $2.4 billion by 2009. As you would expect, integration costs are heavier upfront in 2006, but then drop quickly to a minimal level in 2008.

The associated earnings per share impacts are on slide 36. First line represents the earnings per share impact from AT&T base operations, the expected synergies from the transaction, and the offset to the increase in the number of shares outstanding. The next line shows integration costs. Again, those costs are highest in the first 18 months and then decline rapidly.

Overall, the transaction is accretive to reported EPS in 2008. And as the synergies build in 2009, they create substantial growth in EPS.

In summary, again, I would tell you this transaction offers sizable opportunities for synergies. And as Randall emphasized, they are clear. They’re straightforward to execute. And we’re confident in our ability to deliver on those.

We expect the transaction will be cash flow positive in 2007, earnings positive in 2008. The combined credit metrics are generally consistent with SBC’s stand-alone credit metrics and the combined company will continue to generate substantial amounts of — and growing amounts of cash flow.

With that as a summary, I’d like to turn the call now back to Rich Dietz to start the Q&A session.

Rich Dietz - SBC Communications - VP - IR

Thanks, Rick. Thanks to all the speakers. Teresa, I think we’re now ready to take the first question, please.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS) David Barden, New York.

David Barden - Banc of America Securities - Analyst

My question relates to the synergy outlook and some of the expectations you guys see factoring into that down the road. I guess first would be what you see happening strategically

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SBC - Analyst Conference Call to Discuss SBC’s Planned Acquisition of AT&T

to the consumer business within AT&T today. Second, I would ask what you guys foresee the industry structure that you’ll be operating in looking like. Do you assume, for instance, your chief competitor today – being MCI – would be a stand-alone company, or would it be part of a larger entity that might have some of the same synergies that this transaction does?

And then my last question would be – one of the major opportunities here of partnering local and long distance together would be to boost the overall profitability of the enterprise segment. To what extent would you foresee using the incremental margin that you create to drive prices down and take marketshare in the marketplace?

Randall Stephenson - SBC Communications - COO

I’ll start with the question on the consumer business. I think AT&T has been real clear in terms of their intent on the consumer business, and that is that they have been gradually letting that business dwindle away.

SBC, on the other hand, is — we’re very strong in the consumer area. And I don’t see that changing. We will continue to be very aggressive and a strong player on the consumer side.

In terms of partnering local and LD, I see this as a terrific opportunity to actually partner the networks, the provisioning side of this equation. There’s been a somewhat illogical structure on the networks in terms of having a long-distance network versus a local network. And this will give a company the opportunity to put those two together and create a very efficient organization and, I think, a very efficient cost structure. So I think from a profitability perspective, this provides tremendous opportunity to enhance profitability.

In terms of industry structure, I have no idea, David, in terms of what happens next — is (ph) MCI a stand-alone player or does somebody acquire or combine with them? I wouldn’t even begin to speculate at this stage.

David Barden - Banc of America Securities - Analyst

Randall, can I just follow-up? Would it be your baseline expectation that you might divest the AT&T consumer business, or is that not really part of the initial game plan?

Randall Stephenson - SBC Communications - COO

That would not be part of our initial game plan. Like I said, AT&T has been basically walking away from that business to a certain degree over the last few months. And we continue to be strong.

Operator

Simon Flannery, New York.

Simon Flannery - Morgan Stanley - Analyst

A question to Ed and to Dave – why now? What was it that brought you together at this point? There’s obviously been a lot of rumors about mergers for a long time now. What were the specifics here? And have you — share any conversations you might have had with folks in Washington about getting this deal done.

Ed Whitacre - SBC Communications - Chairman, CEO

We’ve talked off and on, I guess, over the years. But these really — these talks started in earnest in mid-January or so. I’ve long thought that this made some sense. I think David has, too. There have been a lot of talks. But now seems the right opportunity to do it.

As far as regulatory goes, we’ve had some conversations this morning. And we think we can get this deal done. We’re going to produce our filings as quickly as we can, which will be quick. And we think we will move forward and get this deal done.

Simon Flannery - Morgan Stanley - Analyst

Dave, do you have anything to add to that?

Dave Dorman - AT&T - Chairman, CEO

I think Ed’s spot on. My view is that with our announcement to exit the consumer business, focusing on that enterprise, it made the complementarity even more obvious and specific. And I think that’s what appeals to me is just how we fit hand in glove with SBC’s resources and assets and ours being completely complementary.

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SBC - Analyst Conference Call to Discuss SBC’s Planned Acquisition of AT&T

Operator

Jason Armstrong, New York.

Jason Armstrong - Goldman Sachs - Analyst

Two questions. First, are there any provisions in the deal that might change the share exchange ratio if AT&T’s revenue erosion is even faster than expected over the next year?

And then second question, you’re now going to be a pretty sizable competitor to BellSouth. How do you ensure this transaction doesn’t disrupt the Cingular relationship?

Jim Kahan - SBC Communications - SEVP - Corporate Development

I can answer the first part. No, there are no provisions of the transaction that adjusts the ratio. There are normal material adverse change clauses in the contract, but there’s not any adjustment based on performance or any other factors at AT&T.

On the Cingular relationship, I think we’re starting (ph) to say — we think this transaction is very positive for Cingular. Building on AT&T’s relationship with enterprise customers is an opportunity to enhance Cingular’s performance by expanding into new segments in a more effective way. And this is in BellSouth’s interest to grow Cingular. And we feel that it’s not going to be a material effect on our relationship.

Operator

Michael McCormack.

Michael McCormack - Bear Stearns - Analyst

Just wondering if you guys could make a couple of quick comments on pricing stability in the marketplace. Obviously, AT&T has been under significant pressure with MCI competing aggressively, and just — your thoughts on how that’s going to sort of go going forward. And then secondly on brand name, maybe you guys could address what you intend to do with not only the AT&T name, but also AT&T Wireless.

Ed Whitacre - SBC Communications - Chairman, CEO

I can speak to the name. We need a little while to contemplate that and think about it. And we will have an answer for you quickly. But obviously, AT&T is a great name, a worldwide name. And it’s one of the premier brands in the world. And that’s going to strongly factor into our decision. You want to talk about the other?

Randall Stephenson - SBC Communications - COO

In terms of pricing, I’ll let — Dave and Bill are probably best equipped to talk about this. But what I’d suggest to you, Michael, is the pricing pressure in the marketplace is coming from transition from circuit switch technology to IP. Cost structures are different, and the prices are coming down. And I expect you’ll continue to see prices move down as we move forward.

This will be a very efficient organization, a very efficient network. And I really anticipate that the pricing moves you’ve seen probably will not discontinue. Dave, do you have anything to add?

Dave Dorman - AT&T - Chairman, CEO

Bill is here with me, Randall, too. And basically, as we said over the last few months, there’s some — at least recently, some signs of stability. But we’ve seen that before over the last 3 years, and a new round of erratic action takes place.

Our strategy has been simple — have the lowest cost structure, offer more at competitive prices. And frankly, if you look at what’s happened with marketshare, I think it’s working for us. What others do we obviously can’t predict or say. But we think we are in a very strong position. And we believe we’ll be in a stronger position with the combination.

Bill Hannigan - AT&T - President, COO

I would just add that we’re taking or holding share across 85 percent of our business revenue base of 22 billion at the back end of ’04.

Operator

Timothy Horan, New York.

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SBC - Analyst Conference Call to Discuss SBC’s Planned Acquisition of AT&T

Timothy Horan - CIBC World Markets - Analyst

Congratulations, guys. Three questions. One, can you discuss any breakup fees that potentially might be? Second on the regulatory process, how many states do you think you might need approvals from, and do you have any expectations for spinning out assets, particularly the end-region CLEC or enterprise customers?

And then third, back to the pricing issue — if it’s been a technological migration caused by IP, where are we in that process? Is 10 percent of enterprise traffic then ported over to IP or 20 percent — how many more years do you think it will take?

Jim Kahan - SBC Communications - SEVP - Corporate Development

On the first one, it’s very straightforward — 3.5 percent of the transaction — that’s $560 million — represents the breakup fee.

Ed Whitacre - SBC Communications - Chairman, CEO

There’s a number of states that will require approval. It’s 26, 28 states. There’s some uncertainty on a couple of them. But it’s in the range of 26 to 28 states. Bill, you want to talk about the pricing?

Bill Hannigan - AT&T - President, COO

Yes, I would just say that we certainly have seen enough compression on the TDM pricing side that that causes some interesting trades up (ph) when you think about pricing of IP — we still have too many competitors. And certainly part of what we’re talking about today is around industry structure, industry rationalization. And we have seen shakeout as some of our competitors have become more unstable at the back end of ‘04, both domestically and globally. And I think that’s all good news for AT&T.

Rick Lindner - SBC Communications - CFO

I’ll take the last part of it related to spinning out assets. Again, as I think Randall mentioned earlier, we don’t have plans to spin out or divest assets at this time. And I think what I would add to that is — you know, the exciting part about this transaction, I think, is that as we start to produce on the synergies — and the synergies, as we’ve said, are substantial — we really start to leverage that into some nice incremental free cash flow. That gives us a lot of flexibility to maintain a strong balance sheet, plus I think provides some cash returns that are exceptional going forward to shareowners.

Operator

Jason Bazinet, New York.

Jason Bazinet - JPMorgan - Analyst

I think a number of shareholders were either hoping or expecting that if there was a deal, that SBC would kind of resolve the joint venture arrangement with Cingular prior to this transaction. I was just wondering if you could comment on the strategic merits of this vis-a-vis something that would resolve the Cingular JV.

Ed Whitacre - SBC Communications - Chairman, CEO

I think what you say is accurate. And obviously, we’ve had a lot of questions about that.

Let me say that we have a great relationship with BellSouth. Of course, we have the same objective with Cingular. And Cingular is doing a terrific job and improving by the hour. So I don’t anticipate there will be any problems.

This deal will be good for Cingular — real good for Cingular because of the business relationships, the potential business customers they’re going to get. So I think that piece is overblown. I think Cingular will perform well. I think our relationship will stay strong. And I think this is the best deal at this time — certainly glad we’ve done it.

Operator

Frank Walton (ph), Florida.

Frank Walton — Analyst

A couple questions. Obviously, a lot of the synergies here are coming from the movement to IP and looking at that strategically down the road. Where do you see this from a local customer perspective? With IP telephony in your local market, would you expect to be doing a broader changeout of your local business? And any change in your video strategy

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with Project Lightspeed with buying AT&T and with their assets?

Randall Stephenson - SBC Communications - COO

What this does is accelerates our ability to migrate to IP in the local platform, and that is AT&T has a very impressive VoIP product. We’re in the process of developing that product. And so we will be basically leveraging off what AT&T has already done. So it allows us to accelerate IP into the local platform.

In terms of Lightspeed, this is probably one of the most exciting parts about this deal — is that obviously when you start moving video and high-speed data by the volumes we’re talking about in deploying Lightspeed, the kind of backbone capacity that AT&T brings to bear here is really exciting. There’s some significant savings, synergies, and time-to-market opportunities by virtue of having this asset. So we’re really excited about it. This does nothing but accelerate our opportunities with Project Lightspeed. It gets us to market quicker with VoIP.

Frank Walton — Analyst

So looking 2 years down the road, what percentage, do you think, of your local customers could be on some form of IP telephony and off the circuit-switch network?

Randall Stephenson - SBC Communications - COO

Well, in the next 3 years, we’re going to build out capability to 18 million households. And we’re going to be obviously as aggressive as possible in penetrating that marketplace. And any of those 18 million households we sell on Lightspeed — that will be a VoIP-based solution. So the expectation is we will be high penetration in 3 to 4 years of VoIP.

Operator

Kirk Larson (ph), New York.

Kirk Larson — Analyst

A couple questions. First, you mentioned — you talked a little bit about no plans to spin anything off. Have you built in to your estimates any conditions that might be put upon you by — whether state or federal regulators?

Secondly, will the dividends at AT&T be continued until the deal is consummated? And then third, any thoughts on how you might account for access fees paid from AT&T to SBC, how that might show up on the income statement?

Ed Whitacre - SBC Communications - Chairman, CEO

There are no regulatory conditions in the plan at this point in time, and we don’t expect any. What was the second part of your question?

Kirk Larson — Analyst

Will the dividends at AT&T be continued until the deal is —

Ed Whitacre - SBC Communications - Chairman, CEO

Yes, they will.

Rick Lindner - SBC Communications - CFO

With regards the accounting, once the transaction is closed, the revenues and expenses associated with access will be eliminated. So you won’t see that reflected in the consolidated financials.

Operator

Michael Rollins, New York.

Michael Rollins - Smith Barney Citigroup - Analyst

Two questions – first, could you describe currently today how much AT&T pays SBC in total compensation, and vice versa — how much SBC pays AT&T for any services?

And secondly, can you give us a sense — just in term of the timing of regulatory approvals, up to 17 months based on the guidance — where do you see the potential bottlenecks in timing leading to that 17-month window?

Ed Whitacre - SBC Communications - Chairman, CEO

We would like to beat that 17 months, of course. We have to go to the state commissions in the 26 to 28 states. We have to have Justice Department approval. We have to have FCC approval. We certainly are setting up not to take 17 months,

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but to do it much quicker than that. And we will be making our filings immediately. So I don’t at this time see any impediments to us getting this approved, hopefully in a shorter timeframe.

Rick Lindner - SBC Communications - CFO

With respect to amounts paid back and forth, obviously, as you would expect, we have large commercial arrangements back and forth, both at SBC as well as Cingular. But the real value in terms of the deal is in eliminating a lot of the infrastructure that’s associated with passing those transactions and that traffic back and forth and elimination of duplicate facilities. So the revenue and expense combination just nets out on the bottom line. But what really falls out, then, are the savings from the elimination of that duplication and streamlining the processes that exist today.

Operator

Victor Strutz (ph), New York.

Victor Strutz — Analyst

Actually, I want to follow up on Mike’s question, and ask — on a net-net basis, is SBC collecting more money — and kind of if you can quantify the extent to which that is the case?

Also, in terms of revenues, at least on my numbers in ’06, about $16 billion will be long distance, voice, or a toll voice between you and SBC. In your forecast and your budgets over the next 3 to 4 years, how quickly do you expect this 20 percent of your revenue base to diminish?

And the final question just on BellSouth — it is true that it is clearly a good transaction for Cingular. But you will be competing now quite aggressively against BellSouth in the enterprise market space. Will that put a pressure on the relationship? And also, whether this deal pretty much rules out any possibility of SBC-BellSouth deal being approved?

Ed Whitacre - SBC Communications - Chairman, CEO

Let me speak to the BellSouth relationship. Let me say first of all, I don’t think that that relationship will be soured. I think if you’ll look today, you’ll find that we compete with them today on the business side, and they compete with us. They have customers in our geographical territory, and we have customers in their geographical territory. Again, I think it will be very positive for Cingular.

Rick Lindner - SBC Communications - CFO

On the revenue issues, what I would tell you is that we looked — from an SBC perspective, looked at projections, looked at trends across all of the revenue categories in the business. And did our own projections that we then compared that, triangulated that with outlook from AT&T, including their published guidance.

And when you look at that, as you would expect, I think they’ve already put guidance out in terms of revenue reductions expected in ’05. And certainly, we think there’s probably a couple of years continuing the transition of services, which will impact the revenue streams. And then as you get out further, those revenue streams and levels start to stabilize. And the exciting thing is there, as Randall mentioned in his part of the presentation, there are a number of growth areas underlying within that revenue stream that this positions the combined company to compete very actively for. And Bill or Dave, I don’t know if you want to add further to that.

Dave Dorman - AT&T - Chairman, CEO

I don’t think so, Rick. I think you guys covered it.

Operator

Jeffrey Halpern, New York.

Jeffrey Halpern - Sanford Bernstein - Analyst

First one is — when, Rick, you were talking about the difference synergies, one of the things you pointed out was contract terminations. One question is — SBC/WilTel have an agreement. What kind of contract termination fee or other conditions are on that, and what’s the term on that, since they’re, I think, your primary carrier today for long distance?

Secondly, it is it safe to assume that, similar to your accounting handling of the Cingular/AT&T wireless deal, that you’re planning on normalizing the merger accounting impacts and integration costs out of your normalized results?

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And then third, just to follow up on Mike and Victor’s, I was wondering if we could get a more specific number — or actually, a number at all — for the actual — if AT&T is spending about 10 billion a year now in access costs, SBC’s footprint is about 35, 40 percent of the U.S. — how much are they net paying you? And what kind of margin is SBC recording on those access revenues?

Jim Kahan - SBC Communications - SEVP - Corporate Development

I’ll take the first one. We’re still considering the short-term and the longer-term implications on the WilTel contract. Obviously, we will have some dialogue with them in the very near future.

What I would tell you, however, is the contract contemplated the possibility that we would buy a nationwide network at some time in the future. So this is not something that hasn’t build — built in to the fundamentals of the contract.

Rick Lindner - SBC Communications - CFO

With respect, Jeff, to the merger accounting, I think we would — we will follow a similar kind of format. I think it’s important for analysts and for anyone looking at our financials, at least on a supplemental basis, to understand how much is being spent in merger integration, because those costs will come through. They will be significant for a 12- to 18-month period and then drop off. And so you’ll need to understand that relative to the underlying earnings and cash flow of the business.

And secondly, we’ll provide the information and adjust for in terms of intangible, non-cash amortization costs coming from this transaction, the bulk of which would be around some intangibles related to customer base and customer contracts and so forth.

Randall Stephenson - SBC Communications - COO

In terms of the access revenues, Jeff, we’ve not made that number public anywhere. But one thing I would just challenge you to think through, and that is there’s a lot of uncertainty in this industry regarding what happens to these access revenue streams. And this transaction puts us immediately into a net payer position on access revenues and takes a lot of that uncertainty out of our business equation, if you will, if you think about it for a moment. And so this transaction is actually a very net positive to us when you kind of look at the uncertainty surrounding the access revenues.

Jeffrey Halpern - Sanford Bernstein - Analyst

Good point. Thanks.

Rich Dietz - SBC Communications - VP - IR

Teresa, we have time for one last question.

Operator

Michael Bowen, New York.

Michael Bowen - Friedman Billings Ramsey - Analyst

I was wondering if you could tell us a little more detail about perhaps the headcount reductions that you might contemplate for the next couple of years. I realize you can’t get into specifics, but maybe help us in how we should think about that.

And then second question — I know hindsight is hindsight. But from AT&T’s standpoint, there obviously were strong rumors last year that BellSouth was offering 24 or almost $25. And I guess the real question then is do you anticipate a large number of shareholder suits in contemplation of that going forward here? And how you will handle that going forward?

Dave Dorman - AT&T - Chairman, CEO

I guess that’s a question for me. First of all, we never commented on rumors or speculation. So I don’t know how someone — I guess you can sue on anything. But I can’t imagine how that would be an actionable claim, based on the fact neither company confirmed or even discussed that there was anything going on. So I don’t really know how else to respond to it.

Randall Stephenson - SBC Communications - COO

In terms of the headcount reductions, Michael, tomorrow, we’ll be in New York. And we’ll bring from some specificity to help you kind of get a handle on where these cost reductions very specifically will be coming from. And if we

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SBC - Analyst Conference Call to Discuss SBC’s Planned Acquisition of AT&T

could just handle that in the context of tomorrow, that would be great.

Michael Bowen - Friedman Billings Ramsey - Analyst

Okay. One last question, if I may. As far as the AT&T Wireless brand name, I know you talked about it a little bit earlier in the call. But how should we think about — obviously, AT&T will have the right to use that brand name. There are some complicating factors with the JV with Cingular. How should we think about what the wireless brand name is going to be going forward and whether it makes more sense now for you get out of the Cingular relationship and start up perhaps another type of wireless business with the AT&T brand-name?

Randall Stephenson - SBC Communications - COO

Well, I think the chairman has addressed the Cingular relationship. And I think he’s addressed it very straightforwardly. This relationship is very strong. That’s a critical asset for SBC. It’s the biggest wireless asset in the U.S. So nobody is looking to get out of the Cingular relationship.

In terms of the AT&T brand name, that’s a very, very powerful brand name. And enterprise customers are very anxious to have one company manage wireline and wireless needs. So are there some opportunities to take advantage of a single brand in that space, whether it be wireless or wireline? Absolutely. I think there are opportunities there.

Rich Dietz - SBC Communications - VP - IR

Okay, great. Thanks, everybody, for your questions. I look forward to seeing you tomorrow in New York. I’d like to turn one final time to Ed to give us some closing comments.

Ed Whitacre - SBC Communications - Chairman, CEO

Thanks, Rich. Let me close with a few key points. The company we are creating will have terrific network assets, strong capabilities in next-generation products, and a strong commitment to service and high levels of reliability. The combined company will have significantly greater resources and broader capabilities than either company has today or could develop on their own.

And this transaction comes with large synergies — synergies that are clearly identified, straightforward to execute. And we will deliver on them. We will begin to realize synergies immediately after closing, and they ramp up quickly.

This is a company with a great future. We’re excited about the opportunities. I look forward to seeing you in person in New York tomorrow. Again, thanks for taking part. And thanks for your interest in SBC.

Rich Dietz - SBC Communications - VP - IR

Teresa, that will end the conference call. Thank you.

Operator

Thank you. All participants, your conference has now ended. You may now all disconnect. Thank you, Mr. Dietz. You have a nice day.

Rich Dietz - SBC Communications - VP - IR

Thank you, Teresa.

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Cautionary Note Regarding Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.